[On Cahill Gordon & Reindel llp Letterhead]

(212) 701-3265

November 16, 2010

Re:	XOMA Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Form 10-K/A filed April 30, 2010
File No. 000-14710

Dear Mr. Riedler:

On behalf of XOMA Ltd. (the “Company”) and as discussed by telephone on November 16, 2010 with Laura Crotty, we have requested an extension of time to reply to your letter dated October 20, 2010 to Mr. Steven B. Engle of the Company, regarding the above-referenced report, until November 24, 2010.  Per my telephone conversation on November 16, 2010 with Ms. Crotty, our request for an extension until November 24, 2010 was granted.

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to the undersigned at the number indicated above.  Thank you for your attention.

                Sincerely,

                /s/ Kimberly C. Petillo
                Kimberly C. Petillo

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

VIA ELECTRONIC TRANSMISSION/BY HAND

cc:	Laura Crotty Christopher J. Margolin Geoffrey E. Liebmann